Filed Pursuant to Rule 424(b)(3) and Rule 424(b)(7) Registration No. 333-139323

PROSPECTUS SUPPLEMENT NO. 4
(TO PROSPECTUS DATED DECEMBER 12, 2006)

$201,250,000

2.625% Convertible Senior Subordinated Notes Due 2026

This Prospectus Supplement No. 4 supplements and amends the Prospectus dated December 12, 2006, as supplemented by Prospectus Supplement No. 1 dated January 4, 2007, Prospectus Supplement No. 2 dated January 17, 2007 and Prospectus Supplement No. 3 dated February 13, 2007 (as supplemented to date, the “Prospectus”), relating to the resale from time to time by holders of our 2.625% Convertible Senior Subordinated Notes Due 2026 and shares of our common stock issuable upon the conversion of the notes.  Such information has been obtained from the selling securityholders.  This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement.

The information appearing in the table below supplements and amends, as of the date hereof, the information in the table appearing under the heading “Selling Securityholders” in the Prospectus and, where the name of a Selling Securityholder identified in the table below also appears in the table in the Prospectus, the information set forth in the table below regarding such Selling Securityholder supersedes the information in the Prospectus:

Name of Selling Securityholder(1)	Principal Amounts of Notes Beneficially Owned and Offered	Percentage of Notes Outstanding	Number of Shares of Common Stock Issued Upon Conversion of the Notes that May be Offered(2)	Percentage of Common Stock Outstanding(3)
Fore Convertible Master Fund, Ltd.(4)	$13,537,000	6.7%	248,614	1.5%
Fore ERISA Fund, Ltd.(4)	$1,471,000	*	27,016	*
Fore Multi-Strategy, Master Fund, Ltd.(4)	$2,721,000	1.4%	49,973	*
Man Mac I, Limited(4)	$2,271,000	1.1%	41,708	*
S.A.C. Arbitrage Fund, LLC(5)	$2,000,000	*	36,731	*

*                    Less than 1%.

(1)             Information about other holders of notes or future transferees will be set forth in prospectus supplements or post-effective amendments from time to time, if and when required.

(2)             Assumes conversion of all of the holder’s notes at a conversion rate of approximately 18.3655 shares of our common stock for each $1,000 principal amount of notes.  However, this conversion rate is subject to adjustment as described under “Description of Notes — Conversion by Holders.”  As a result, the amount of common stock issuable upon conversion of notes may increase or decrease in the future.

(3)             Calculated based on 16,462,417 shares of our common stock outstanding as of March 1, 2007.  In calculating this amount for each holder, we have treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s notes, but we have not assumed conversion of any other holder’s notes.

(4)             Matthew Li is the natural person who has voting and investment control over the securities offered.

(5)             Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”), share all investment and voting power with respect to the securities offered by S.A.C. Arbitrage Fund, LLC.  Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management.  Each of SAC Capital Advisors, SAC Capital Management and Steven A. Cohen disclaim beneficial ownership of the securities offered.

This investment involves risks. See “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 12, 2007.